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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               RISER FOODS, INC.
                           (Name of Subject Company)

                               RISER FOODS, INC.
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  767612 10 4
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                ANTHONY C. REGO
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               RISER FOODS, INC.
                               5300 RICHMOND ROAD
                          BEDFORD HEIGHTS, OHIO 44146
                                 (216) 292-7000
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                              MARC C. KRANTZ, ESQ.
                        KOHRMAN JACKSON & KRANTZ P.L.L.
                        ONE CLEVELAND CENTER, 20TH FLOOR
                             CLEVELAND, OHIO 44114
                                 (216) 736-7204
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Riser Foods, Inc., a Delaware corporation ("Riser"). The address of the principal executive offices of Riser is 5300 Richmond Road, Bedford Heights, Ohio 44146. The title of the class of equity securities to which this Schedule 14D-9 relates is the Class A Common Stock, par value $.01 per share, of Riser (collectively, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to a tender offer by Talon Acquisition Company, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Giant Eagle, Inc., a Pennsylvania corporation ("Giant Eagle"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on May 20, 1997 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $42.00 per Share, net to sellers in cash, without any interest and upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated May 20, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 13, 1997 (the "Merger Agreement"), among Giant Eagle, Purchaser and Riser, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and satisfaction of the other conditions specified in the Merger Agreement, at the option of Giant Eagle, either Purchaser will be merged with and into Riser (in which case Riser will be the surviving company) or, unless such option would have a material adverse effect on the financial interests of Riser and its stockholders, Riser will be merged with and into Purchaser (in which case Purchaser will be the surviving company) (the "Merger"). The company that survives the Merger (the "Surviving Corporation") will be a wholly-owned subsidiary of Giant Eagle.

     In connection with the execution of the Merger Agreement, Giant Eagle entered into a Stockholder Voting Agreement dated as of May 14, 1997 (the"Stockholders Agreement"), with certain holders of Class B Common Stock, par value $.01 per share ("Class B Shares") of Riser (collectively, the "Selling Stockholders"), pursuant to which each Selling Stockholder has agreed, among other things, to (1) tender in the Offer and not withdraw all Shares owned by such Selling Stockholder (the "Selling Stockholders Shares") and (2) vote all Shares and Class B Shares beneficially owned by such Selling Stockholder in favor of the Merger. As of May 14, 1997, the Selling Stockholders represented in the aggregate 870,390 Shares, or approximately 12% of the outstanding Shares and 506,198 Class B Shares, or approximately 57% of the outstanding Class B Shares. It is a condition to the obligation of Purchaser to accept and pay for any shares tendered in the Offer that the beneficial owners of not less than 80% of the Class B Shares execute and deliver the Stockholders Agreement on or before June 4, 1997.

     All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Giant Eagle or their affiliates, or actions or events with respect to any of them, was provided by Purchaser or Giant Eagle, and Riser takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

     Based on information in the Offer to Purchase, the principal executive offices of Giant Eagle and Purchaser are located at 101 Kappa Drive, RIDC Park, Pittsburgh, Pennsylvania 15238-2809.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of Riser, which is the person filing this Statement, are set forth in Item 1 above and are incorporated herein by reference.

     (b) Except as set forth in this Item 3(b) of Schedule 14D-9, to the knowledge of Riser, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Riser or its affiliates and (i) Riser, its executive officers, directors or affiliates, or (ii) Giant Eagle, Purchaser or its executive officers, directors or affiliates.

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THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement.

     The Offer. The Merger Agreement provides for the commencement of the Offer. Subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events described below under Conditions of the Offer shall have occurred or shall have been determined by Purchaser to have occurred, to (1) extend the period of time during which the Offer is open, and thereby delay acceptance for payment of and the payment for any Shares, by giving oral or written notice of such extension to ChaseMellon Shareholder Services, L.L.C., which is acting as the Depositary (the "Depositary") and (2) amend the Offer in any other respect by giving oral or written notice of such amendment to the Depositary. PURCHASER SHALL NOT HAVE ANY OBLIGATION TO PAY INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES, WHETHER OR NOT PURCHASER EXERCISES ITS RIGHT TO EXTEND THE OFFER.

     If by 12:00 Midnight, New York City time, on Tuesday, June 17, 1997(unless and until Purchaser shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), any or all conditions to the Offer have not been satisfied or waived, Purchaser reserves the right (but shall not be obligated), subject to the terms and conditions contained in the Merger Agreement and to the applicable rules and regulations of the Commission, to (1) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering stockholders, (2) waive all the unsatisfied conditions and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (3) extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended or (4) amend the Offer.

     There can be no assurance that Purchaser will exercise its right to extend the Offer. Any extension, amendment or termination will be followed as promptly as practicable by public announcement. In the case of an extension, Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the announcement be issued no later than the earlier of (1) 9:00 a.m., New York City time, or (2) the opening of the American Stock Exchange (the "AMEX"), on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform stockholders of such change), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     In the Merger Agreement, Purchaser has agreed that it will not, without the consent of Riser, extend the Offer, except that, without the consent of Riser, Purchaser may extend the Offer (1) for a period of not more than 20 business days beyond the date on which the Offer would otherwise expire if on the date of such extension any of the conditions to Purchaser's obligation to purchase Shares pursuant to the Offer shall not be satisfied, until such time as such conditions are satisfied or waived, (2) for a period of not more than 10 business days beyond the date on which the Offer would otherwise expire if on the date of such extension less than 80% of the outstanding Shares have been validly tendered and not properly withdrawn pursuant to the Offer (the "Minimum Tender Condition") or if on the date of such extension holders of less than 80% of the outstanding Class B Shares have executed the Stockholders Agreement, (3) for any period required by any

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rule, regulation, interpretation or position of the Commission or the staff thereof applicable to the Offer and (4) for any reason for a period of not more than 10 business days beyond the latest expiration date that would otherwise be permitted under the terms of the Merger Agreement as described in this sentence.

     Riser, Giant Eagle or Purchaser has the right to terminate the Merger Agreement if Purchaser has not purchased Shares pursuant to the Offer within 90 days following the date of the Merger Agreement. In addition, the Merger Agreement is subject to termination as more fully described under Termination of the Merger Agreement below. As used in the Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1 under the Exchange Act.

     In addition, Purchaser has agreed in the Merger Agreement that it will not, without the consent of Riser, (1) reduce the number of Shares subject to the Offer, (2) reduce the Offer price, (3) modify or add to the conditions set forth below under Conditions of the Offer or (4) change the form of consideration payable in the Offer.

     If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in the Offer. However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders and investor response.

     Conditions of the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless (1) the Minimum Tender Condition shall have been satisfied, (2) the holders of not less than 80% of the issued and outstanding Class B Shares shall have executed and delivered the Stockholders Agreement not later than 5:00 p.m. Eastern Time, on June 4, 1997, and shall have fully performed their obligations thereunder, and (3) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") applicable to the purchase of Shares pursuant to the Offer shall have expired or been terminated. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to commence or continue the Offer or accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if, at any time on or after the date of the Merger Agreement and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

          (1) there shall have been entered in any action or proceeding before any Governmental Person, an injunction or order, (a) prohibiting or limiting the acquisition by Giant Eagle or Purchaser of any Shares, (b) restraining or prohibiting or otherwise rendering unenforceable the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Stockholders Agreement, (c) prohibiting or limiting the ownership or operation by Riser, Giant Eagle or any of their respective subsidiaries of any material portion of the business or assets of Riser, Giant Eagle or any of their

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     respective subsidiaries, or compelling Riser, Giant Eagle or any of their respective subsidiaries to dispose of or hold separate any material portion of the business or assets of Riser, Giant Eagle or any of their respective subsidiaries, as a result of the Merger or any of the other transactions contemplated by the Merger Agreement, (d) imposing limitations on the ability of Giant Eagle or Purchaser to acquire or hold, or exercise full rights of ownership of, any Shares, including, without limitation, the right to vote Shares purchased by Purchaser on all matters properly presented to the stockholders of Riser or (e) requiring Riser, Giant Eagle or Purchaser to pay damages that reasonably can be foreseen, or are reasonably likely, to result in a material adverse effect on the business, assets, liabilities, results of operations or financial condition of Riser and its subsidiaries taken as a whole (a "Riser Material Adverse Effect"); or

          (2) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction that is or could reasonably be likely to result, directly or indirectly, in any of the consequences referred to in clauses (a) through (e) of paragraph (1) above; or

          (3) there shall have occurred any material adverse change, or any development that, insofar as reasonably can be foreseen, is reasonably likely to result in a Riser Material Adverse Effect; or

          (4) there shall have occurred (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (b) any material adverse change in the financial markets, commodities markets or major stock exchange indices in the United States, (c) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (d) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States; or

          (5) (a) the Board of Directors of Riser or any committee thereof shall have withdrawn or modified in a manner adverse to Giant Eagle or Purchaser its approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Proposal (as defined below under Acquisition Proposals), (b) Riser shall have entered into any agreement (other than a confidentiality agreement or engagement letter with an investment bank) with respect to any Acquisition Proposal or (c) the Board of Directors of Riser or any committee thereof shall have resolved to do any of the foregoing; or

          (6) any of the representations and warranties of Riser set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any such representations and warranties that are not so qualified shall not be true and correct in any material respect, in each case as if such representations and warranties were made as of such time; or Riser shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Riser to be performed or complied with by it under the Merger Agreement and such failure continues for five business days after receipt by Riser of notice from Giant Eagle specifying such failure; or

          (7) the Merger Agreement shall have been terminated in accordance with its terms; or

          (8) Purchaser, Giant Eagle and Riser (with the approval of a majority of its directors who are directors on May 13, 1997 and who are not officers of Riser (the "Independent Directors")) shall have mutually agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the sole judgment of Purchaser or Giant Eagle, in any such case, and regardless of the circumstances giving rise to any such condition (including any action or inaction by Giant Eagle or any of its affiliates), makes it inadvisable to proceed with such acceptance for payment or payment.

     The Merger Agreement provides that the foregoing conditions are for the sole benefit of Purchaser and Giant Eagle and may be asserted by Purchaser or Giant Eagle regardless of the circumstances giving rise to such condition or may be waived by Purchaser and Giant Eagle in whole or in part at any time and from time to time in their sole discretion. The failure by Giant Eagle, Purchaser or any other affiliate of Giant Eagle at

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any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     Vote Required to Approve Merger. The Delaware General Corporation Law ("DGCL") provides that the adoption of any plan of merger or consolidation by Riser requires the approval of the Board of Directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon (including the votes of any Shares owned by Purchaser). The Board of Directors of Riser has authorized and approved the Offer and the Merger. Under Riser's Second Amended Certificate of Incorporation (the "Riser Certificate"), the holders of not less than 80% of the outstanding Shares and Class B Shares, voting together as a single class, must also approve the Merger. In addition, the Riser Certificate requires that any change in the Riser Certificate which adversely affects the holders of the Class B Shares must be approved by the holders of at least 80% of the outstanding Class B Shares. Purchaser and Giant Eagle have concluded that the Merger would adversely affect the Class B Shares and therefore the Merger must receive the approval of the holders of at least 80% of the outstanding Class B Shares, voting as a separate class. One of the conditions to Purchaser's obligation to purchase Shares pursuant to the Offer is that holders of at least 80% of the Class B Shares have signed the Stockholders Agreement and thereby granted to Purchaser a proxy to vote such holders' Class B Shares in favor of the Merger.

     Conditions to Each Party's Obligation to Effect the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Merger becoming effective (the "Effective Time") of the following conditions: (1) if required by applicable law, the Merger Agreement shall have been approved and adopted by the affirmative vote of Riser's stockholders by the requisite percentage in accordance with applicable law and the Riser Certificate, and the Certificate of Merger shall have been executed and delivered by the Surviving Corporation and filed in the Department of State of the State of Delaware, (2) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that each of the parties has agreed to use its best efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered, (3) all regulatory and related approvals (in addition to any approval contemplated by the HSR Act) shall have been obtained on terms mutually satisfactory to Giant Eagle and Riser, except for any the failure of which to obtain would not have a material adverse effect on either Giant Eagle or the Surviving Corporation and
(4) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Giant Eagle or Purchaser if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

     Termination of the Merger Agreement. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Riser, (1) by mutual written consent of Riser and Giant Eagle, except if Shares have been purchased pursuant to the Offer, (2) by any of Riser, Giant Eagle or Purchaser if (a) upon a vote at a duly held stockholders meeting or any adjournment thereof, any required approval of the stockholders of Riser shall not have been obtained; (b) (i) Purchaser shall not have commenced the Offer within five business days after the date of the Merger Agreement, (ii) as a result of the failure of any of the conditions described above under Conditions of the Offer, the Offer shall have been terminated by Giant Eagle or expired in accordance with its terms without Purchaser having purchased Shares pursuant to the Offer or (iii) Purchaser shall not have purchased Shares pursuant to the Offer within 90 days following the date of the Merger Agreement; provided, however, that the passage of the period referred to in this clause
(iii) shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the purchase of Shares pursuant to the Offer or the consummation of the Merger; and provided, further, that the right to terminate the Merger Agreement pursuant to this clause (2)(b) shall not be available to any party whose failure to fulfill any of its obligations under the Merger

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Agreement results in the failure of any such condition; (c) the Merger shall not have been consummated on or before the date six months following the date of the Merger Agreement, unless the failure to consummate the Merger is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement; provided, however, that the passage of such period shall be tolled for any part thereof during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of the stockholders meeting; provided further, that no party shall be entitled to terminate the Merger Agreement pursuant to this clause (2)(c) if Shares have been purchased pursuant to the Offer; or (d) any governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the purchase of Shares or Class
B Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (3) by either Giant Eagle or Riser under the circumstances described below under Acquisition Proposals. In the event the Merger Agreement is terminated by any of Riser, Giant Eagle or the Purchaser as described in this paragraph, the Merger
Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Riser, Purchaser or Giant Eagle, except with respect to certain specified provisions (including the provisions described below under Fees and Expenses) and, in the case of Purchaser and Giant Eagle, except to the extent that such termination results from the material breach by Purchaser or Giant Eagle of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

     Acquisition Proposals. The Merger Agreement provides that Riser shall not, nor shall it permit any of its subsidiaries to, nor shall it authorize or permit any director, officer or employee of, or other agents of, Riser or any of its subsidiaries to, directly or indirectly, (1) take any action to solicit, initiate or encourage the submission of any Acquisition Proposal (as defined below) or (2) engage in negotiations with, or disclose any nonpublic information relating to Riser or any of its subsidiaries or afford access to their respective properties, books or records to any person in connection with an Acquisition Proposal. Notwithstanding the foregoing, Riser and its Board of Directors (or any committee thereof) will not be prohibited from (a) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the Commission under the Exchange Act, or (b) considering, negotiating, discussing, approving or recommending to the stockholders of Riser a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement if and only to the extent that, (i) such Board of Directors determines in good faith upon the advice of counsel that such action is required for the Board of Directors to comply with its fiduciary duties to stockholders imposed by law, and (ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, Riser provides written notice to Giant Eagle to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity. Either Giant Eagle or (provided Riser and its Board of Directors have complied with the requirements described in this paragraph) Riser may terminate the Merger Agreement if Riser or its Board of Directors approves or recommends to Riser's stockholders an Acquisition Proposal or the Board of Directors of Riser withdraws its recommendation that the stockholders accept and approve the transactions contemplated by the Merger Agreement. The Merger Agreement defines "Acquisition Proposal" as any proposal or offer from any person (other than Giant Eagle or Purchaser) relating to (i) any direct or indirect acquisition or purchase of any equity interest in, or a substantial amount of assets of, Riser or its subsidiaries, (ii) any tender offer or exchange offer (including a self-tender offer) involving the equity securities of Riser, (iii) any merger, consolidation, recapitalization, liquidation, business combination or similar transaction involving Riser other than the transactions contemplated by the Merger Agreement or (iv) any other extraordinary transaction the consummation of which would or could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by the Merger Agreement.

     Fees and Expenses. The Merger Agreement provides that, except as provided below, all fees and expenses in connection with the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

     Giant Eagle shall be entitled to receive from Riser (1) a termination fee in the amount of $10,000,000 if the Merger Agreement is terminated or Purchaser does not purchase Shares pursuant to the Offer because

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Riser or its Board of Directors approves or recommends to Riser's stockholders an Acquisition Proposal or in connection with an Acquisition Proposal the Board of Directors of Riser withdraws its recommendation that the stockholders of Riser accept and approve the transactions contemplated by the Merger Agreement;
(2) a termination fee in the amount of $5,000,000 if the Purchaser has not purchased Shares pursuant to the Offer as a result of (a) the failure of the conditions set forth in clause (2) of the first paragraph of Conditions of the Offer above or paragraph (6) of Conditions of the Offer to be satisfied or (b) the failure of holders of Shares to have validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent the minimum number of outstanding Shares, determined immediately prior to the consummation of the Offer, that would enable Giant Eagle and Purchaser to consummate the Merger under the Riser Certificate notwithstanding the negative vote of all Shares not acquired by Purchaser in the Offer and the negative vote of all Class B Shares as to which the beneficial owners have not executed and delivered the Stockholders Agreement; and (iii) a topping fee in the amount of $10,000,000 in the event that, following any termination of the Merger Agreement (other than solely because Giant Eagle or Purchaser failed to fulfill any of their obligations under the Merger Agreement), the Board of Directors of Riser approves or recommends an Acquisition Proposal to Riser's stockholders on or before November 30, 1997, which amount shall be due and payable upon consummation of the transactions contemplated by such Acquisition Proposal. Under no circumstances will Riser be obligated to pay more than $10,000,000 pursuant to the provisions of this paragraph.

     Giant Eagle has also agreed that if it has received the full amount of any payment under the foregoing paragraph, neither Giant Eagle nor Purchaser shall assert or pursue, directly or indirectly, whether arising under tort, contract, or otherwise, any claim or cause of action against any of Riser or any person making an Acquisition Proposal or their respective directors, officers or representatives based in whole or part upon its or their receipt, consideration, recommendation or approval of an Acquisition Proposal, including Riser's exercise of its right of termination pursuant to the provisions of the Merger Agreement.

     Conduct of Business by Riser. The Merger Agreement provides that, except as otherwise set forth in the Merger Agreement and described in a schedule to the Merger Agreement, Riser will, and will cause each of its subsidiaries to, conduct its business in the ordinary course and consistent with past practice and use its reasonable best efforts to preserve intact its respective business organization and relationships with third parties and to keep available the services of its officers and key employees. The Merger Agreement further provides that, without limiting the generality of the foregoing, during the period from the date of the Merger Agreement to the Effective Time of the Merger, without the prior written consent of Giant Eagle, which consent shall not be unreasonably withheld: (1) Riser will not adopt or propose any change in the Riser Certificate or By-Laws; (2) other than declaration and payment of regular quarterly dividends not to exceed $.06 per share of Common Stock, Riser will not, and will not permit any of its subsidiaries to, declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Riser, or contract for or effect any repurchase, redemption or other acquisition or investment by Riser or any of its subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Riser or any of its subsidiaries; (3) Riser will not, and will not permit any of its subsidiaries to, merge or consolidate with any other person or acquire a material amount of assets of any other person; (4) Riser will not, and will not permit any of its subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or property which are material to Riser and its subsidiaries, taken as a whole, except (a) pursuant to existing contracts or commitments (the terms of which have been disclosed to Giant Eagle prior to the date of the Merger Agreement), or (b) in the ordinary course of business consistent with past practice; (5) Riser will not settle any material tax audit, make or change any material tax election or file amended tax returns; (6) Riser will not issue or grant any securities or option or warrant to acquire any securities (except pursuant to existing obligations), enter into any amendment of any material term of any outstanding security of Riser or of any of its subsidiaries, incur any indebtedness or guarantee obligations of others except pursuant to existing credit facilities or arrangements, fail to make any required contribution to any of Riser's employee benefit plans, increase compensation, bonus or other benefits payable to any employee or former employee or enter into any settlement or consent with respect to any pending litigation, except in the ordinary course of business consistent with past practice or as otherwise permitted by the Merger Agreement; (7) Riser will not change any method of accounting or accounting practice by Riser or any of its subsidiaries, except for any such required change in generally accepted accounting principles; (8) Riser will not commit to any capital expenditures not in the ordinary course of business; and
(9) Riser will not, and will not permit any of its subsidiaries to, agree or commit to do any of the foregoing.

     The Merger Agreement also provides that, except to the extent necessary to comply with the requirements of applicable laws and regulations, Riser will not, and will not permit any of its subsidiaries to (1) take, or agree or commit to take, any action that would make any representation and warranty of Riser in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time or (2) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time, provided, however that Riser shall be permitted to take or omit to take such action which can (without any uncertainty) be cured at or prior to the Effective Time.

     Board of Directors. The Merger Agreement provides that, promptly upon the acceptance for payment of and payment by Purchaser for, any Shares pursuant to the Offer, Purchaser will be entitled to designate such number of directors on the Board of Directors of Riser as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act, representation on such Board of Directors equal to at least that number of directors which is the product of (1) the total number of directors on such Board of Directors who are elected by the holders of the Shares pursuant to the Riser Certificate (giving effect to the directors elected pursuant to this sentence) multiplied by (2) the percentage that (a) such number of Shares so accepted for payment and paid for by Purchaser plus the number of Shares otherwise owned by Purchaser or any other subsidiary of Giant Eagle bears to (b) the number of total Shares outstanding, and Riser shall, at such time, cause Purchaser's designees to be appointed or elected; provided, however, that, in the event Purchaser's designees are to be appointed or elected to Riser's Board of Directors, until the Effective Time of the Merger, the Board of Directors of Riser will have at least three directors who are Independent Directors; and provided further that, in such event, if the number of Independent Directors shall be reduced below three for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there shall be only one remaining) shall be entitled to designate persons to fill such vacancies, who shall be deemed to be Independent Directors for purposes of the Merger Agreement, or, if no Independent Directors then remain, the other directors shall designate three persons to fill such vacancies who are not officers, stockholders or affiliates of Riser, Giant Eagle or Purchaser, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. Subject to applicable law, Riser has agreed to take all action requested by Giant Eagle necessary to effect any such appointment or election, including mailing to its stockholders an information statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder (the "Information Statement"). Giant Eagle has waived the requirement that Riser make such mailing with the mailing of the Schedule 14D-9, except Giant Eagle has reserved the right to request Riser to make such mailing at a later date if Giant Eagle deems it necessary or appropriate to do so. In connection with the foregoing, the Merger Agreement provides that Riser will promptly, at the option of Purchaser (which Purchaser intends to exercise), either increase the size of Riser's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to Riser's Board of Directors as provided above.

     Stock Plans. The Merger Agreement provides that as soon as practicable following the date of the Merger Agreement, the Board of Directors of Riser (or, if appropriate, any committee administering any Stock Plans (as defined below)) shall adopt such resolutions or take such other actions as are required to adjust the terms of all outstanding stock options to purchase Shares ("Stock Options") granted prior to the date of the Merger Agreement under any stock option, plan, program or arrangement of Riser (collectively, the "Stock Plans") to provide that each Stock Option outstanding immediately prior to the acceptance for payment of Shares pursuant to the Offer, whether or not vested, shall be canceled in exchange for a cash payment to the holder by Purchaser, within five business days after Shares are purchased pursuant to the Offer, of an amount equal to (1) the excess, if any, of (a) the price per Share to be paid pursuant to the Offer over (b) the exercise price per Share subject to such Stock Option, multiplied by (2) the number of Shares for which such Stock Option shall not therefore have been exercised.

     All amounts payable pursuant to the terms described in the preceding paragraph shall be subject to any required withholding of taxes and shall be paid without interest. Riser agrees in the Merger Agreement to use its best efforts to obtain all consents of the holders of the Stock Options as shall be necessary to effectuate the foregoing. Notwithstanding anything to the contrary contained in the Merger Agreement, payment shall, at Giant Eagle's request, be withheld in respect of any Stock Option with respect to any holder until all necessary consents are obtained from such holder.

     The Merger Agreement provides further that all Stock Plans shall terminate as of the Effective Time of the Merger, and the provisions in any other benefit, stock or other plan providing for the issuance, transfer or grant of any capital stock of Riser, any interest in respect of any capital stock of Riser, or any amounts derived from the value of any capital stock of Riser shall be deleted at the time of the Merger, and Riser shall ensure that following the Merger no holder of a Stock Option or any participant in any Stock Plan or other employee benefit plan of Riser or any of its subsidiaries will have any right thereunder to acquire any capital stock of Riser or the Surviving Corporation.

     Benefit Plans. The Merger Agreement provides, except as may be required by law, that Giant Eagle will, and will cause Purchaser to, continue for at least one year after the Effective Time to follow Riser's policies with respect to employees and employee benefits in effect immediately prior to the Effective Time.

     Indemnification, Exculpation and Insurance. The Merger Agreement provides that the Certificate of Incorporation of the Surviving Corporation shall contain provisions with respect to matters occurring prior to the Effective Time that are no less favorable with respect to indemnification than are set forth in
Article XV of the Riser Certificate, which provisions shall not be amended, repealed or otherwise modified in any manner that would have an adverse effect on the rights thereunder of individuals who as of May 13, 1997 or at the Effective Time are directors, officers, employees, fiduciaries or agents of Riser, unless such modification shall be required by law.

     The Merger Agreement also provides that Riser shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of Riser and each of its subsidiaries and each fiduciary and agent of each such director and officer (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys'
fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent of Riser or any of its subsidiaries, occurring before the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under the DGCL, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under DGCL). Giant Eagle has agreed to guarantee the obligations of the Surviving Corporation and, following consummation of the Offer, of Riser as described in this paragraph.

     The Merger Agreement provides that Giant Eagle shall cause the Surviving Corporation to, and the Surviving Corporation shall, use its reasonable efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by Riser (provided that the Surviving Corporation may substitute therefore policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this paragraph more than an amount per year equal to 200% of current annual premiums paid by Riser for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 200% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 200% of current annual premiums.

     Provision of Funds. The Merger Agreement provides that Giant Eagle will make available to Purchaser all funds required to consummate the Offer and the Merger.

     Best Efforts. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, each of the parties will use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable law and regulations to consummate and make effective in the most expeditious manner practicable, the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties from Riser, Giant Eagle and Purchaser.

     Procedure for Termination, Amendment, Extension or Waiver. The Merger Agreement provides that action by a majority of the members of the Board of Directors of Riser who were members thereof on the date of the Merger Agreement and remain as such thereafter or the duly authorized designee of such members and approval by a majority of Independent Directors is required for Riser to amend or terminate the Merger Agreement, exercise or waive any of its rights or remedies under the Merger Agreement or extend the time for performance of Purchaser's and Giant Eagle's respective obligations under the Merger Agreement.

EMPLOYMENT AGREEMENTS

     The following is a summary of the material terms of the employment agreements between Giant Eagle and Anthony C. Rego, Chairman of the Board and Chief Executive Officer of Riser, and Charles A. Rini Sr., President and Chief Operating Officer of Riser (together, the "Employment Agreements"). This summary is qualified in its entirety by reference to the Employment Agreements which are exhibits to the Merger Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1, and which is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, Giant Eagle entered into five-year Employment Agreements with Messrs. Rego and Rini. Pursuant to the Employment Agreements, Mr. Rego will be the Vice Chairman of Giant Eagle and Chief Executive Officer of the Surviving Corporation, and Mr. Rini will be the Executive Vice President of Giant Eagle and Chief Operating Officer of the Surviving Corporation. The Employment Agreements provide for payment to Messrs. Rego and Rini of a base salary at their current base salary rates with Riser. In addition, Messrs. Rego and Rini will be entitled to (1) an annual incentive bonus under the annual bonus program applicable to Giant Eagle's senior executive officers and (2) a long-term incentive bonus under Giant Eagle's Long-Term Incentive Plan ("LTIP") so that (a) during fiscal years 1998, 1999 and 2000 (i) in the event that the LTIP threshold has been met, they each will receive a bonus of $500,000, (ii) in the event that the LTIP target has been met, they each will receive a bonus of $1,500,000, and (iii) in the event that the LTIP maximum has been achieved, they each will receive a bonus of $3,000,000; and (b) during fiscal years 2001 and 2002, (i) in the event that the LTIP (or such successor long-term incentive plan for executives of Giant Eagle which is a successor of the LTIP) threshold has been met, they each will receive a bonus of $300,000, (ii) in the event that the LTIP (or successor plan) target has been met, they each will receive a bonus of $1,000,000, and (iii) in the event that the LTIP (or successor plan) maximum has been achieved, they each will receive a bonus of $2,000,000. Giant Eagle will also provide Messrs. Rego and Rini with certain life insurance and other standard fringe benefits. In the Employment Agreements, Messrs. Rego and Rini have agreed not to compete with Riser during the term of the Employment Agreements and for a period of two years thereafter.

     The Merger Agreement and a letter dated May 13, 1997 delivered by Giant Eagle to each of Mr. Rini and Mr. Rego in connection with their execution of the Employment Agreements provides that Giant Eagle shall cause Messrs. Rego and Rini to be elected to the Board of Directors of Giant Eagle effective as of the Effective Time.

STOCKHOLDERS AGREEMENT

     The following is a summary of the material terms of the Stockholders Agreement. This summary is qualified in its entirety by reference to the Stockholders Agreement, a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1, and which is incorporated herein by reference.

     In connection with the execution of the Merger Agreement, Purchaser, Giant Eagle and the Selling Stockholders entered into the Stockholders Agreement pursuant to which each Selling Stockholder has agreed to tender in the Offer and not withdraw all Shares owned by such Selling Stockholder, subject to certain provisions of the Stockholders Agreement described below. As of May 14, 1997, the Selling Stockholders Shares represented in the aggregate 870,390 Shares, or approximately 12% of the outstanding Shares, and 506,198 Class B Shares, or approximately 57% of the outstanding Class B Shares. It is a condition to the obligations of the Purchaser to accept and pay for any shares tendered in the Offer that the beneficial owners of not less than 80% of the Class B Shares execute and deliver the Stockholders Agreement on or before June 4, 1997. The Selling Stockholders include Messrs. Rego and Rini and other members of the Rego and Rini families.

     The Stockholders Agreement provides that no later than 15 business days after commencement of the Offer, each Selling Stockholder will tender to the Depositary (1) a letter of transmittal with respect to the Shares owned or held by such Selling Stockholder complying with the terms of this Offer to Purchase,
(2) the certificates representing the Shares and (3) all other documents or instruments required to be delivered pursuant to the terms of this Offer to Purchase and the related Letter of Transmittal. The Stockholders Agreement further provides that no Selling Stockholder will, subject to applicable law, withdraw the tender effected in accordance with the Stockholders Agreement.

     In addition, the Selling Stockholders have agreed in the Stockholders Agreement to vote all Shares and all Class B Shares beneficially owned by them
(1) in favor of approval and adoption of the Merger Agreement and all related matters, (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Riser under the Merger Agreement and (3) against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger. The Selling Stockholders have also agreed, upon the request of Giant Eagle, to execute and deliver an agreement terminating an existing stockholders' agreement immediately prior to (and subject to) the closing of the Offer or the Merger. In order to implement the agreement of the Selling Stockholders described in this paragraph, each Selling Stockholder has appointed Giant Eagle the true and lawful attorney and proxy of such Selling Stockholder (1) to vote all Shares and Class B Shares beneficially owned by such Selling Stockholder and (2) to execute and deliver, in the name, place and stead of such Selling Stockholder, a written agreement terminating the existing Class B stockholders' agreement immediately prior to (and subject to) the closing of the Merger.

     Each of the Selling Stockholders has also agreed in the Stockholders Agreement that at any time prior to the Effective Time, no later than three business days following notice from Giant Eagle or Purchaser, the Selling Stockholder shall tender to the Purchaser all Class B Shares beneficially owned by such Selling Stockholder for a price per share of $42.00 in cash.

     Each of the Selling Stockholders has agreed that, without the prior written consent of Giant Eagle, it will not (1) sell, transfer, assign, tender, pledge or otherwise dispose of or hypothecate any of its Shares or Class B Shares (except for such pledges in effect as of the date of the Stockholders Agreement); (2) grant any proxies, deposit any Shares or Class B Shares into a voting trust or enter into a voting agreement with respect to any Shares or Class B Shares as to any matter specified; (3) convert any of their Class B Shares into Shares; or (4) take any action that would make any representation or warranty of the Selling Stockholders contained therein untrue or incorrect in any material respect or have the effect of preventing or disabling the Selling Stockholders from performing their obligations under the Stockholders Agreement; provided, however, that nothing in the Stockholders Agreement shall prevent the Selling Stockholders from converting their Class B Shares into Shares, pursuant to the terms of the Riser Certificate, if 100% of the Class B Shares are so converted; and provided further, that nothing in the Stockholders Agreement shall prevent the Selling Stockholders from tendering their Shares in the Offer. Any permitted transferee of Shares or Class B Shares held by any of the Selling Stockholders must become a party to the Stockholders Agreement and any purported transfer of Shares or Class B Shares held by any of the Selling Stockholders to a person or entity that has not become a party to the Stockholders Agreement shall be null and void.

     Each Selling Stockholder has agreed that such Selling Stockholder will not, and will cause its officers, directors, employees and agents not to, directly or indirectly, (1) take any action to solicit, initiate or encourage any Acquisition Proposal, or (2) engage in negotiations with, or disclose any nonpublic information relating to Riser or its subsidiaries, or afford access to their respective properties, books or records to, any person that may be considering making, or has made, an Acquisition Proposal (but nothing in this paragraph shall prohibit any such person, solely in his capacity as a director or officer of Riser, from taking any actions permitted or not prohibited by the Merger Agreement with respect to any Acquisition Proposal).

     The Stockholders Agreement will terminate upon the earlier to occur of (1) November 30, 1997, or (2) the Effective Time. Notwithstanding the foregoing, the Stockholders Agreement will terminate effective immediately upon the occurrence of (a) both of the following: (i) any termination of the Merger Agreement in accordance with its terms and (ii) payment to Giant Eagle of all amounts that may be owing in respect of such termination; or (b) any termination by Riser of the Merger Agreement in accordance with its terms solely because of a material breach by Giant Eagle or Purchaser of their respective obligations thereunder; provided, however, that the Stockholders Agreement shall not terminate if Shares have been purchased pursuant to the Offer.

CONFIDENTIALITY AGREEMENT

     Riser and Giant Eagle signed a Confidentiality Agreement dated January 16, 1997 (the "Confidentiality Agreement"), providing for each of them to keep confidential their discussions and negotiations regarding the Offer and the Merger and all information exchanged by them concerning Riser or Giant Eagle. The Confidentiality Agreement has been filed with the Commission as an exhibit to the Schedule 14D-1 and is incorporated herein by reference.

OTHER MATTERS

     Section 203 of the DGCL. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) unless, among other things, the corporation has opted out of the provisions of Section 203 by including a provision to that effect in its certificate of incorporation or bylaws or the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder's becoming an "interested stockholder". Riser's By-Laws contain a provision opting out of Section 203. In addition, on May 13, 1997, the Board of Directors approved the Offer and the Merger. Therefore, Section 203 is inapplicable to the Merger.

     Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than in addition to the Offer price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer price or the Merger Consideration.

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Giant Eagle of a written withdrawal of his demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

     Rule 13e-3. The Commission has adopted Rule 13e-3 under the Exchange Act ("Rule 13e-3"), which is applicable to certain "going private" transactions. Rule 13e-3 requires, among other things, that certain financial information concerning Riser and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the Commission and disclosed to stockholders prior to consummation of the transaction.

     Riser believes that Rule 13e-3 will not be applicable to the Merger because of the exemption afforded by Rule 13e-3(g)(1), among other things. However, under certain circumstances, Rule 13e-3 could be applicable to the Merger or other business combination in which Giant Eagle seeks to acquire the remaining Shares it does not beneficially own following the purchase of Shares pursuant to the Offer. For example, if the Merger as consummated is not substantially similar to the Merger as described in this Offer to Purchase and the Merger Agreement, then Rule 13e-3 could apply. However, the terms and conditions of the Merger are governed by the Merger Agreement, and any amendment to the Merger Agreement must be approved by each party thereto. If Giant Eagle has exercised its right to appoint directors to the Board of Directors following its purchase of Shares pursuant to the Offer, any such amendment must be approved on behalf of Riser by a majority of the directors of Riser then in office who have not been designated by Giant Eagle and by the Independent Directors.

     Antitrust. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-calendar day waiting period following the filing by Giant Eagle of a Notification and Report Form with respect to the Offer, unless Giant Eagle receives a request for additional information or documentary material from the Antitrust Division or the FTC or unless early termination of the waiting period is granted. Giant Eagle made such filing on May 15, 1997. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from Giant Eagle concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Giant Eagle with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Giant Eagle. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue.

     The Merger would not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares and Class B Shares at the time of the Merger and if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of Riser. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Giant Eagle or its subsidiaries, or Riser or its subsidiaries. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     It is a condition to the obligation of Purchaser to purchase Shares tendered in the Offer that any waiting period under the HSR Act shall have expired or been terminated. It is also a condition to the obligation of Purchaser to purchase Shares tendered in the Offer that there not be entered in any action or proceeding before any Governmental Person, any injunction or order having the effect described in paragraph (1) of Certain Conditions of the Offer above and that there not be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction that has or could have the effect described in paragraph (2) of Certain Conditions of the Offer.

     There can be no assurance that the Merger will take place, even though each party has agreed in the Merger Agreement to use its best efforts to cause the Merger to occur, because the Merger is subject to certain conditions, some of which are beyond the control of Purchaser, Giant Eagle or Riser.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

BACKGROUND

     In 1991, Riser and Giant Eagle engaged in preliminary discussions about a possible combination of the two companies. Riser engaged Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") to assist in evaluating Riser and Giant Eagle. However, after several weeks of discussions and evaluation, Giant Eagle and Riser elected not to proceed with such a transaction and terminated the discussions.

     Between 1991 and 1996, representatives of Riser and Giant Eagle had occasional conversations about their respective businesses but did not resume discussions concerning a possible combination.

     On August 22, 1996, representatives of Riser and Giant Eagle met to discuss their respective businesses, the growth of their respective companies and the existence of a strategic fit between the companies, and they renewed discussions concerning a possible combination of the companies. Discussions between representatives of the companies resumed on November 22, 1996, at which time Giant Eagle indicated that it had a serious interest in pursuing a combination with Riser, and continued at various meetings held in December 1996 and January 1997, at which time various acquisition and combination strategies, the synergies between the companies, management and operational issues and related issues were discussed.

     On January 16, 1997, Riser and Giant Eagle entered into the Confidentiality Agreement pursuant to which each party agreed to treat as confidential the discussions and negotiations and certain information provided to it by or on behalf of the other party.

     In February 1997, management of Riser informed the directors of Riser about the discussions regarding a potential business combination involving a stock-for-stock merger. On February 12, 1997, representatives of Riser met with a representative of Houlihan Lokey in New York regarding a potential business combination. On February 13, 1997, representatives of Riser and Houlihan Lokey met in Pittsburgh with representatives of Giant Eagle and Giant Eagle's financial advisor, Parker/Hunter Incorporated ("Parker/Hunter"), at which time issues regarding the valuation of Riser and Giant Eagle were discussed. Thereafter, representatives of Riser and Giant Eagle continued discussions regarding due diligence, document preparation and various legal issues, including Giant Eagle's requirement that Messrs. Rego and Rini enter into employment agreements with Giant Eagle concurrently with any agreement regarding a merger. On February 28, 1997, Riser formally engaged Houlihan Lokey to assist Riser in its evaluation of a possible transaction with Giant Eagle.

     On March 7, 1997, the Board held its regular quarterly meeting. As part of that meeting, management of Riser updated the directors on the status of negotiations with Giant Eagle with respect to a proposed stock-for-stock merger. The Board discussed the benefits and challenges of such a merger and the process that would be necessary to complete it. Management responded to various questions concerning Giant Eagle, and legal counsel to Riser discussed certain legal aspects of the proposed merger. Houlihan Lokey presented the Board with its analysis of a stock-for-stock transaction and led the Board through a detailed discussion of its analysis, including available alternatives. The Board also considered information provided by Houlihan Lokey and Riser's management regarding alternative transactions and other potential acquirors of Riser. The Board was advised by management and Houlihan Lokey that there were a limited number of potential merger candidates or acquirors having a contiguous geographic location which would be strategically compatible with an acquisition of Riser or whose structure would complement Riser's retail and wholesale structure. Of that limited number, none had made any proposals or offers for Riser. No action was taken by the Board at this meeting with respect to the proposed merger, but the Board directed management to continue discussions with Giant Eagle.

     Representatives of Riser and Giant Eagle met on March 13, 1997 in Youngstown, Ohio and on March 21, 1997 in Pittsburgh to continue discussions regarding various management, control and operational issues and to discuss the structure of the proposed stock-for-stock merger. However, the companies were unable to reach a definitive agreement on the proposed stock-for-stock merger, and at this time, they decided to suspend discussions while Riser and Giant Eagle evaluated the advantages and disadvantages of the structure and consequences of a business combination of that type. Thereafter, representatives of Riser and Giant Eagle had occasional telephone conversations regarding whether to renew discussions regarding the proposed merger.

     On April 25, 1997, representatives of Riser, Giant Eagle, Houlihan Lokey and Parker/Hunter resumed negotiations at a meeting in Pittsburgh. At this meeting, Giant Eagle informed Riser that it had decided to remain a privately-held company and was therefore unwilling to proceed with the stock-for-stock merger. However, Giant Eagle stated it was prepared to make a cash tender offer at $40.00 per share for all of Riser's Class A Common Stock which, if successful, would be followed by a merger in which the holders of Shares who did not tender and the holders of Class B Shares would also be paid $40.00 per share. Giant Eagle's offer was conditioned upon negotiation of definitive agreements, including but not limited to the Employment Agreements for Messrs. Rego and Rini. On April 28, 1997, a representative of Parker/Hunter met with representatives of Houlihan Lokey in New York to determine if there was a basis on which they could recommend to their respective clients that discussions should continue regarding an acquisition by Giant Eagle of 100% of the Shares and Class B Shares. Thereafter, representatives of Riser and Giant Eagle engaged in continuing discussions regarding the value of Giant Eagle's proposed tender offer, the Stockholders Agreement, the Employment Agreements and various other terms of the tender offer, including a $11 million termination fee proposed by Giant Eagle. These discussions ultimately resulted in Giant Eagle increasing its offer to $42.00 per share.

     Riser issued a press release on May 2, 1997 in which it stated that it was engaged in negotiations with an unidentified supermarket chain and that there was no assurance that a transaction would result from those negotiations.

     On May 4, 1997, the Board held a special meeting by telephone at which management of Riser apprised the directors that Giant Eagle had made an offer of $42.00 per Share and discussed other changes in the proposed transaction with Giant Eagle since the March 7, 1997 meeting of Riser's Board of Directors. Houlihan Lokey also presented a summary of its financial analysis of the proposed transaction. On May 4, 1997, certain non-employee directors of Riser, namely, Robert H. Kanner, William A. Miller, Jack A. Robinson and James A. Schlindwein (the "Outside Directors"), retained legal counsel to advise them regarding the proposed transaction.

     Prior to the opening of trading on the AMEX on May 5, 1997, Riser issued another press release in which it disclosed that it had received a cash tender offer of $42.00 per share from an unidentified supermarket chain, but that no agreement had been reached between the parties and that there could be no assurance that the transaction would be consummated.

     Later on May 5, 1997, the Outside Directors met with their legal counsel to discuss their duties, and following their meeting, the Board held a special meeting to further consider the cash tender offer and proposed merger. At the meeting, Riser's management and legal counsel apprised the Board of the status of negotiations and discussed the likely timing of the transaction, the structure of the transaction and the conditions to consummation of the offer, the right of the Board to terminate the merger and to accept a superior proposal after Riser paid a termination fee of $11 million and the other principal terms of the Merger Agreement, the Stockholders Agreement and the Employment Agreements. Management of Riser and Houlihan Lokey reiterated their comments originally expressed at the Board's meeting on March 7, 1997 regarding the limited number of potential merger candidates or acquirors. Houlihan Lokey then provided the Board with a copy of its financial presentation concerning the Offer and formally stated its opinion (the "Houlihan Lokey Fairness Opinion") that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Shares and Class B Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the Houlihan Lokey Fairness Opinion containing the assumptions made, procedures followed, matters considered and limits of its review is attached hereto as Annex A and is incorporated herein by reference. THE FULL TEXT OF THE HOULIHAN LOKEY FAIRNESS OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT. After discussing whether to actively solicit additional bidders, the Board decided not to do so out of concern that actively contacting other bidders would likely cause Giant Eagle to withdraw its Offer. The Board also took account of the limited number of potential merger candidates or acquirors and Riser's public announcements on May 2 and May 5, 1997. The Board concluded that these announcements gave sufficient notice to any potential bidders. At the request of the Outside Directors, the Board concluded that it would be prudent to explore obtaining a second opinion regarding the fairness of the transaction from a financial point of view. The Board also concluded that it would be willing to pursue Giant Eagle's proposal subject to certain conditions, including but not limited to (1) reduction of the termination fee, (2) elimination of the financing contingency provisions in the Merger Agreement, (3) providing that in the event of an Acquisition Proposal the Stockholders Agreement would terminate at the same time as the Merger Agreement, thereby permitting a superior proposal to proceed and (4) investigation of the ability to obtain a second fairness opinion from another investment banking firm.

     In the evening of May 5, 1997, representatives of Riser informed representatives of Giant Eagle of the action taken by Riser's Board. In response, on May 6, 1997 Giant Eagle demanded that Riser's full Board unconditionally approve the Offer by May 7, 1997 or it would have no alternative but to terminate the Offer. After additional negotiations, Giant Eagle and Riser entered into an agreement on May 7, 1997 pursuant to which, among other matters, Giant Eagle agreed to extend the Offer until May 13, 1997, and Riser agreed to pay Giant Eagle a reduced termination fee of $10 million in the event its Board approved or recommended to the Riser stockholders an acquisition proposal other than Giant Eagle's on or before November 30, 1997. On May 8, 1997, Riser retained McDonald & Company Securities, Inc. ("McDonald") to perform its analysis and determine if it could provide a second fairness opinion. During the period between May 7 and May 13, 1997, representatives of the companies continued to negotiate the terms of the Merger Agreement, Stockholders Agreement and Employment Agreements and to address the conditions raised by the Board at its meeting on May 5, 1997.

     The Board met again on May 12, 1997 to discuss the latest negotiations and changes to the agreements. At this meeting, the Board heard a presentation from Riser's legal counsel concerning the terms and conditions of the Merger Agreement, the Stockholders Agreement and the Employment Agreements. The Board directed management to continue negotiations with Giant Eagle.

     On May 13, 1997, the Outside Directors met with their legal counsel to discuss the Offer and the Merger, and following their meeting, the full Board met a final time to reach its decision concerning the Offer and the Merger. The Board reviewed the changes to the Merger Agreement, Stockholders Agreement and Employment Agreements, including the agreement by Giant Eagle to permit the Stockholders Agreement to terminate at the same time as the Merger Agreement if the Merger Agreement was terminated because of an Acquisition Proposal and if the termination fee was paid. Houlihan Lokey affirmed the conclusions of the Houlihan Lokey Fairness Opinion. McDonald then provided the Board with a copy of its financial presentation concerning the Offer and formally stated its opinion (the "McDonald Fairness Opinion") that, based upon and subject to certain considerations and assumptions, the consideration to be received by the holders of Shares and Class B Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of the McDonald Fairness Opinion containing the assumptions made, procedures followed, matters considered and limits of its review is attached hereto as Annex B and is incorporated herein by reference. THE FULL TEXT OF THE MCDONALD FAIRNESS OPINION SHOULD BE READ IN CONJUNCTION WITH THIS STATEMENT. Management and Houlihan Lokey stated that no proposals from any other potential acquirors had been received, and both Houlihan Lokey and McDonald stated their belief that potential acquirors had had sufficient time to make a proposal since the press release by Riser containing the $42.00 offer price on May 5, 1997. Thereafter, the Board unanimously (1) approved the Offer and the Merger, (2) approved and adopted the Merger Agreement, Stockholders Agreement and Employment Agreements and the transactions contemplated thereby, (3) delegated authority to the Executive Committee, consisting of Messrs. Rini and Rego, to conduct final negotiations with respect to the foregoing agreements, including obtaining Giant Eagle's agreement to remove its financing contingency, and (4) determined that the terms of the Offer and the Merger were fair and in the best interests of the stockholders of Riser and recommended that the stockholders of Riser accept the Offer and tender their shares of Class A Common Stock to Purchaser pursuant to the Offer.

     Negotiations continued thereafter, culminating in Giant Eagle, Purchaser and Riser agreeing upon the final forms of the Merger Agreement, Stockholders Agreement and Employment Agreements late in the evening on May 13, 1997. The final agreements, which reflect the instructions given by the full Board earlier that day, were approved by the Executive Committee pursuant to the authority conferred upon it by the Board. The Merger Agreement and Employment Agreements were executed on May 13, 1997, the Stockholders Agreement was executed on May 14, 1997, and the transactions were publicly announced on May 14, 1997.

RECOMMENDATION OF BOARD

     At its meeting held on May 13, 1997, as discussed above, the Board unanimously approved and adopted the Merger Agreement, approved the Offer, the Merger, the Stockholders Agreement and the transactions contemplated by the Merger Agreement and determined that the terms of the Offer and the Merger were fair to and in the best interest of the stockholders of Riser and recommended that the stockholders of Riser accept the Offer and tender their Shares to Purchaser pursuant to the Offer. In making its recommendations to the stockholders of Riser with respect to the Offer and the Merger, the Board considered a number of factors, including the following:

     Financial Condition, Results of Operations, Business and Prospects of Riser. The Board considered the financial condition, results of operations, business and prospects of Riser, including its prospects if it were to remain independent. The Board discussed Riser's current strategic plan, including the costs of such plan and the risks for Riser involved in its implementation. The Board also discussed the highly-competitive environment in which Riser operates.

     Other Potential Transactions. The Board also considered information provided by Houlihan Lokey and Riser's management regarding alternative transactions and other potential merger candidates or acquirors of Riser. The Board noted that none of the potential merger candidates or acquirors identified by Riser's management or Houlihan Lokey had made any proposals or offers for Riser, and that Riser had not actively solicited any such offers. The Board noted, however, that Giant Eagle, by virtue of its ownership of grocery stores in Ohio and Pennsylvania, could realize substantial operating synergies from an acquisition of Riser. The Board also noted that the Merger Agreement would permit Riser to terminate the Merger to accept a superior proposal from a third party (subject to payment of the $10 million termination fee).

     Historical Stock Price Performance. The Board reviewed the historical stock price performance of Riser and noted that the consideration to be received by Riser's stockholders pursuant to the Offer and the Merger would represent a premium of approximately 12% over the closing price of the Shares on the American Stock Exchange on the day before the first announcement of the Offer on May 5, 1997 and a premium of approximately 16% over the 30-day average closing price for the Shares prior to May 5, 1997.

     Houlihan Lokey Presentations. The Board took into account the presentations and advice of Houlihan Lokey with respect to the financial and other terms of the Offer and the Merger and the Houlihan Lokey Fairness Opinion as of the date of its opinion that the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. The Board considered the presentations of Houlihan Lokey in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger. In connection with the preparation of its opinion, Houlihan Lokey informed the Board that it had (a) analyzed certain publicly available financial statements and other information of Riser; (b) analyzed certain internal financial statements and other financial and operating data concerning Riser prepared by the management of Riser; (c) analyzed and discussed certain financial projections prepared by the management of Riser; (d) discussed the past and current operations and financial condition and the prospects and projected operations and performance of Riser with senior executives of Riser;
(e) reviewed the reported prices and trading activity for the Shares; (f) compared the financial performance of Riser and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities; (g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (h) reviewed the Merger Agreement and certain related documents, including the Employment Agreements; and (i) performed such other analyses and considered such other factors as Houlihan Lokey deemed appropriate.

     A copy of the Houlihan Lokey Fairness Opinion is attached as Annex A to this Statement and is incorporated herein by reference. Holders of Shares should read the Houlihan Lokey Fairness Opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Houlihan Lokey. In considering such opinion, the Board was aware that upon delivery thereof, Houlihan Lokey became entitled to certain fees described in Item 5 hereof in connection with its engagement by Riser and that, in addition, Houlihan Lokey expressed no opinion or recommendation as to whether the shareholders of Riser should accept the Offer and the Merger.

     McDonald Presentation. The Board also took into account the presentation and advice of McDonald with respect to the financial and other terms of the Offer and the Merger and the McDonald Fairness Opinion as of the date of its opinion that the consideration to be received by the holders of Shares pursuant to the Merger Agreement is fair from a financial point of view to such holders. The Board considered the presentations of McDonald in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger. In connection with the preparation of its opinion, McDonald informed the Board that it had (a) analyzed certain publicly available financial statements and other information of Riser;
(b) analyzed certain internal financial statements and other financial and operating data concerning Riser prepared by the management of Riser; (c) analyzed and discussed certain financial projections prepared by the management of Riser; (d) discussed the past and current operations and financial condition and the prospects of Riser with the chief financial officer of Riser; (e) reviewed the reported prices and trading activity for the Shares; (f) compared the financial performance of Riser and the prices and trading activity of the Shares with that of certain other comparable publicly-traded companies and their securities; (g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (h) examined Riser facilities, including a representative group of Riser's grocery stores; (i) reviewed the Merger Agreement and certain related documents, including the Employment Agreements; and (j) performed such other analyses and considered such other factors as McDonald deemed appropriate.

     A copy of the McDonald Fairness Opinion is attached as Annex B to this Statement and is incorporated herein by reference. Holders of Shares should read the McDonald Fairness Opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by McDonald. In considering such opinion, the Board was aware that upon delivery thereof, McDonald became entitled to certain fees described in Item 5 hereof in connection with its engagement by Riser and that, in addition, McDonald expressed no opinion or recommendation as to whether the shareholders of Riser should accept the Offer and the Merger.

     Terms and Conditions of the Offer and the Merger. The Board also considered the terms and conditions of the Offer and the Merger Agreement including that the Offer is not subject to financing but is subject to minimum tender conditions and that it contemplates the payment or reimbursement to Giant Eagle, under certain circumstances and subject to certain limits, of certain fees and expenses. In analyzing the conditions, the Board considered, among other things, the risk of the Offer's non-consummation. In assessing the termination fees, the Board considered the likelihood of any third party making a proposal for a third party transaction and that the effect of the termination fee would be to increase by the amount of such termination fee the costs to a third party of acquiring Riser. The Board noted that the transaction was being structured as a cash tender offer for all Shares, and it would permit all holders of Shares to participate on the same basis. The Board considered that certain Class B stockholders were committing to the transaction but were not being afforded any preferential treatment in connection with the Offer and the Merger. The Board also considered the terms of the Stockholders Agreement, including the fact that such agreement would terminate if the Merger Agreement terminated because of an Acquisition Proposal and the $10 million termination fee was paid, thus enabling the Board to pursue a superior proposal from a third party.

     Other Considerations. The Board also considered the financial ability of the Giant Eagle to consummate the Offer and the Merger; the possible impact of the Offer and the Merger and of alternatives thereto on Riser's business and prospects; and the fact that following the consummation of the Offer and the Merger, the current shareholders of Riser will no longer be able to participate in any increases or decreases in the value of Riser's business and profits.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Houlihan Lokey has been retained by Riser to act as financial advisor to Riser with respect to the Offer, the Merger and matters arising in connection therewith. Pursuant to a letter agreement dated February 28, 1997, between Riser and Houlihan Lokey, Riser has agreed to pay Houlihan Lokey a retainer fee of $75,000, a fee of $75,000 upon the public announcement of the Offer, a fee of $300,000 at the time of the delivery by Houlihan Lokey of its written fairness opinion for inclusion in this Schedule 14D-9 for dissemination to Riser's stockholders and a fee of $1,500,000 at the closing of the Merger (against which previously paid fees will be credited). In addition, Riser has agreed to reimburse Houlihan Lokey for certain out-of-pocket expenses, if any, and legal fees not to exceed $20,000, whether or not any transaction is consummated, and to indemnify Houlihan Lokey and certain related persons against certain liabilities in connection with their engagement.

     McDonald has also been retained by Riser to render an opinion as to the fairness of the consideration to be received by the stockholders of Riser to the Outside Directors. Pursuant to a letter agreement dated May 8, 1997, between Riser and McDonald, Riser has agreed to pay McDonald a fee of $250,000. In addition, Riser has agreed to reimburse McDonald for certain out-of-pocket expenses, including legal fees, in an amount not to exceed $5,000, and to indemnify McDonald and certain related persons against certain liabilities in connection with its engagement.

     Neither Riser nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the stockholders of Riser on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty days, no transaction in Shares have been effected by Riser or, to Riser's knowledge, by any executive officer, director or affiliate of Riser, except (1) on May 6, 1997, Charles A. Rini converted 10,000 Class B Shares into Shares which Shares are now held in the Charles A. Rini Charitable Trust; and (2) as required pursuant to the terms of the Merger Agreement, 5300 Richmond Road Corp., an indirect wholly-owned subsidiary of Riser, exchanged 1,553,630 Shares for 24,800 shares of a newly-issued class of non-voting Preferred Stock of Riser.

     (b) To Riser's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each of Riser's executive officers and directors currently intends to tender all Shares over which he has sole dispositive power pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) As described under Item 4 above, Riser has agreed in the Merger Agreement not to engage in certain activities in connection with any proposal to engage in a business combination with, or acquire an interest in or assets of, Riser.

     Except in accordance with the terms of the Merger Agreement, in connection with the exercise of fiduciary duties as advised by counsel as described under
Item 4 hereof and except as described in this Statement, Riser does not presently intend to undertake any negotiations in response to the Offer which relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving Riser or any of its subsidiaries, (2) a purchase, sale or transfer of a material amount of assets by Riser or any of its subsidiaries, (3) a tender offer for or other acquisition of securities by or of Riser or (4) any material change in the present capitalization or dividend policy of Riser.

     (b) Except as described herein, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 1:     Agreement and Plan of Merger, dated as of May 13, 1997, among Giant
               Eagle, Inc., Talon Acquisition Company and Riser Foods, Inc.
               (incorporated by reference to Exhibit (c)(1) of the Schedule 14D-1 (the
               "Schedule 14D-1") of Giant Eagle, Inc. and Talon Acquisition Company
               filed with the Securities and Exchange Commission on May 20, 1997).

Exhibit 2:     Employment Agreement, dated May 13, 1997, by and between Anthony C. Rego and Giant Eagle, Inc. (incorporated by reference to Exhibit (c)(3) of the Schedule 14D-1).

Exhibit 3:     Employment Agreement, dated May 13, 1997, by and between Charles A.
               Rini, Sr. and Giant Eagle, Inc. (incorporated by reference to Exhibit
               (c)(4) of the Schedule 14D-1).

Exhibit 4:     Form of Stockholder Voting Agreement, dated as of May 14, 1997, by and among Talon Acquisition Company and certain holders of the Class A and B
               Common Stock of Riser Foods, Inc. (incorporated by reference to Exhibit
               (c)(2) of the Schedule 14D-1).

Exhibit 5:     Form of letter, dated May 20, 1997, to be sent to the stockholders of
               Riser Foods, Inc.*

Exhibit 6:     Confidentiality Agreement, dated January 16, 1997, between Riser Foods,
               Inc. and Giant Eagle, Inc. (incorporated by reference to Exhibit (c)(5)
               of the Schedule 14D-1).

Exhibit 7:     Offer to Purchase dated May 20, 1997 (incorporated by reference to
               Exhibit (a)(1) of the Schedule 14D-1).**

Exhibit 8:     Letter of Transmittal (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-1).**

Exhibit 9:     Opinion dated May 13, 1997 of Houlihan Lokey Howard & Zukin Capital
               (attached as Annex A to Schedule 14D-9).*

Exhibit 10:    Opinion dated May 13, 1997 of McDonald & Company Securities, Inc.
               (attached as Annex B to Schedule 14D-9).*

---------------

 * Copy sent to stockholders of Riser.

** Included in the Offer to Purchase Materials being mailed to Riser's stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                          RISER FOODS, INC.

                                          /s/ Anthony C. Rego
                                          --------------------------------------
                                          By: Anthony C. Rego
                                          Title: Chairman and Chief Executive
                                          Officer

Dated: May 20, 1997

                                                                         ANNEX A

                     HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL
                               INVESTMENT BANKERS

May 13, 1997

To The Board of Directors
  Riser Foods, Inc.

Gentlemen:

     We understand that Riser Foods, Inc. (the "Company") is entering into an agreement (the "Agreement") with Giant Eagle, Inc. ("Giant Eagle"), pursuant to which the Company would become a wholly-owned subsidiary of Giant Eagle. We further understand that pursuant to the Agreement, Giant Eagle proposes to acquire all of the outstanding shares of the Company's Class A and Class B common stock at a price per share of $42.00 in cash (the "Consideration"), pursuant to a tender offer for the Class A common shares (the "Tender Offer"), followed by the merger in which all of the Company's Class A common shares not previously purchased in the Tender Offer and all of the Company's Class B common shares, subject to the rights of Dissenting Stockholders (as defined in the Agreement), would receive $42.00 per share in cash (collectively, the "Transaction").

     Houlihan Lokey Howard & Zukin Capital ("Houlihan Lokey") is an investment banking firm primarily engaged in the valuation of businesses and securities, the financial restructuring of businesses and their capital structures, the purchase and sale of businesses for clients and the financing of businesses.

     Houlihan Lokey has been retained by the Company to advise and assist it with respect to the Transaction. We have advised the Company in the past with respect to other investment banking matters. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company or the Class A or Class B common shares.

     You have requested our opinion (the "Opinion") as to the fairness from a financial point of view to the stockholders of the Company of the Consideration to be received by the stockholders in connection with the Transaction. The Opinion does not address the Company's underlying business decision to effect the Transaction.

     In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

          1. reviewed the Company's annual reports to shareholders and on Form 10-K for the fiscal years ended June 30, 1992 through June 30, 1996, Form 10-Qs for the periods ended October 19, 1996 and January 11, 1997 (including financial statements contained therein), and unaudited financial statements for the quarter ended April 5, 1997, which the Company's management has identified as being the most current financial statements available;

          2. reviewed the Agreement and Plan of Merger among the Company, Giant Eagle, and Merger Company ("Merger Agreement"), dated May 13, 1997;

          3. reviewed the employment agreements between Giant Eagle and each of the two senior executives of the Company, dated May 13, 1997;

          4. discussed with certain members of the senior management of the Company the operations, financial condition, future prospects and projected operations and performance of the Company;

          5. visited certain retail stores and other facilities of the Company;

                                    NEW YORK

                      31 WEST 52(ND) STREET, 11(TH) FLOOR
                         NEW YORK, NEW YORK 10019-6118
                       TEL 212.582.5000 FAX 212.582.7405

                         BROKER/DEALER SERVICES THROUGH
                     HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL.

LOS ANGELES       CHICAGO       SAN FRANCISCO       MINNEAPOLIS      WASHINGTON,
D.C.                   DALLAS                   ATLANTA                  TORONTO

To The Board of Directors
  Riser Foods, Inc.
May 13, 1997
Page  2

          6. reviewed detailed projected financial statements, dated February 22, 1997, prepared by the Company's management with respect to the Company for the years ended June 28, 1997 through June 29, 2002; also, reviewed more recent earnings per share estimates prepared by the Company's management for the periods through fiscal year 2002;

          7. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

          8. reviewed certain publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction; and

          9. conducted such other studies, analyses and inquiries as we have deemed appropriate.

     In our review and analysis and in arriving at the Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information provided us or publicly available. We have also relied upon and assumed, without independent verification, that the detailed projected financial statements provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

     We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

     Based upon the foregoing, and in reliance thereon, it is our opinion that the Consideration to be received by the stockholders of the Company in connection with the Transaction is fair from a financial point of view.

                                           HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL

                                                                         ANNEX B

                                                         MCDONALD & COMPANY
                                                          SECURITIES, INC.

                                                  MEMBER NEW YORK STOCK EXCHANGE

                                                    McDONALD INVESTMENT CENTER
                                                       800 SUPERIOR AVENUE
                                                    CLEVELAND, OHIO 44114-2603
                                                           216-443-2300
                                  May 13, 1997

The Independent Directors
Riser Foods, Inc.
5300 Richmond Rd.
Bedford Heights, OH 44146

Gentlemen:

     You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, of the consideration of $42.00 per common share (the "Consideration") to be paid by Giant Eagle, Inc. ("GEI") to the holders of the issued and outstanding Class A and Class B shares of Common Stock (the "Common Stock") of Riser Foods, Inc. (the "Company") in conjunction with the proposed acquisition of all of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock by GEI (the "Transaction").

     McDonald and Company Securities, Inc. ("McDonald"), as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. McDonald has not had an investment banking relationship with the Company and has not been involved in identifying prospective purchasers of the Company or negotiating the price or terms of the Transaction.

     In rendering the Opinion we have made such reviews and analyses as we have deemed necessary. Among other things, we have reviewed and analyzed the following information:

     (i)     the "Draft" Agreement and Plan of Merger dated May 5, 1997 (the "Agreement");

     (ii)    the Company's Annual and 10K Reports for the years ended June 29, 1996, July 1,
             1995, July 2, 1994, July 3, 1993 and June 27, 1992;

     (iii)   the Company's 10Q reports for the first two quarters of Fiscal 1997;

     (iv)    the Company's Proxy Statements for the years ended June 29, 1996, July 1, 1995 and July 2, 1994;

     (v)     the Company's detailed internal financial reports for the period ended April 5,
             1997 and for the years ended June 29, 1996 and July 1, 1995;

     (vi)    the Company's internal budgets for the fourth quarter of Fiscal 1997;

     (vii)   the Company's capital expenditure budgets for the fourth quarter of Fiscal 1997, as well as the entire Fiscal 1998 budget;

     (viii)  Management's detailed projections of the Company's results of operations of each of the five fiscal years ended June 29, 2002, prepared for internal planning purposes (the "Base Case Projections"), together with management's projections of earnings per share for such periods assuming revenue and earnings growth exceeding the levels reflected in the Base Case Projections;

     (ix)    the performance of the Company's Common Stock in public trading since June, 1988 with emphasis on the latest twelve months;

The Independent Directors
May 13, 1997
Page  2

     (x)     certain publicly available information concerning the Company, including reports published by equity analysts with other investment banks containing annual earnings estimates for the Company through 1998;

     (xi)    certain publicly available information with respect to certain other retail and wholesale grocery companies that we believe to be comparable to the Company and the trading markets for certain of such other companies' securities;

     (xii)   certain publicly available information concerning the nature and terms of other transactions involving retail and wholesale grocery companies that we consider relevant to our inquiry;

     (xiii)  the condition of the Bedford Heights, Ohio Warehouse and Corporate Headquarters,
             the Maple Heights, Ohio Warehouse, the Bedford Heights, Ohio Ice Cream plant, and a representative group of the retail grocery stores;

     (xiv)   the Company's leases of its retail grocery stores;

     (xv)    the Company's agreements with its two primary labor unions;

     (xvi)   the draft employment agreements with GEI concerning certain senior managers;

     (xvii)  data and explanations discussed during interviews with the Company's Chief
             Financial Officer.

     We also considered such other data and information we judged necessary to render the Opinion.

     In our review and analysis and in arriving at the Opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided us or publicly available and have assumed and relied upon the representations and warranties of the Company contained in the Agreement. We have not been engaged to, and have not independently attempted to, verify such information. We have also relied upon the management of the Company as to the reasonableness and achievability of the Company's financial and operating projections (and the assumptions and basis therefor) provided to us and, have assumed that the Base Case Projections reflect the best currently available estimates and judgments of the Company's management and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by the management of the Company. We have not been engaged to assess the achievability of such projections or the assumptions on which they were based and express no view as to such projections or assumptions. In addition, we have not conducted an appraisal of any of the assets, properties or facilities of the Company nor have we been furnished with any such appraisal. We have also assumed that the conditions to the Transaction as set forth in the Agreement would be satisfied and the Transaction would be consummated on a timely basis in the manner contemplated by the Agreement.

     It is understood that the Opinion was prepared for the use of the Independent Directors of the Company. The Independent Directors and the remaining members of the Company's Board of Directors will be entitled to rely on the Opinion in their assessment of the Transaction. The Opinion may be included in a Proxy Statement upon McDonald's review and consent. The Opinion does not constitute a recommendation to any shareholder of the Company as to whether or not to tender shares pursuant to any tender offer contemplated by the Agreement nor as to how such shareholders should vote at any shareholders' meeting held in connection with the Transaction.

     It should be noted that the Opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof and does not address any matters subsequent to such date. In addition, the Opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Consideration to be received by the holders of the Company's Common Stock.

     McDonald will receive a fee from the Company for our services in rendering the Opinion, none of which is contingent upon the consummation of the Transaction, as well as the Company's agreement to indemnify us under certain circumstances.

The Independent Directors
May 13, 1997
Page  3

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company's Common Stock pursuant to the Agreement is fair, from a financial point of view, to the shareholders.

                                          Very truly yours,

                                          McDONALD & COMPANY SECURITIES, INC.

                                          By: /s/ Mark A. Filippell
                                            ------------------------------------
                                            Mark A. Filippell
                                            Managing Director




                                   B-3